June 18, 2025

Simon Allen
Chief Executive Officer
McGraw Hill, Inc.
8787 Orion Place
Columbus, Ohio 43240

       Re: McGraw Hill, Inc.
           Amendment No. 7 to Draft Registration Statement on Form S-1 Submitted June 5, 2025
           CIK No. 0001951070
Dear Simon Allen:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 1, 2025 letter.

Amendment No. 7 to Draft Registration Statement Submitted June 5, 2025 Anti-takeover provisions in our organizational documents could delay or prevent a change of control, page 42

1.     We note disclosure that Platinum   s prior written consent is required
for any alteration
       or amendment of your corporate documents which would    adversely affect
the rights
       of Platinum.    Please revise to disclose that this effectively gives
Platinum power to
       veto changes that the board of directors or non-controlling shareholders might otherwise approve, and discuss material related risks. Include conforming and/or more detailed disclosures elsewhere in your prospectus to clarify which party makes the determination that an alteration or amendment would adversely affect
Platinum   s
 June 18, 2025
Page 2

       rights, the process therefor, whether other parties can challenge such determination or denial of consent, potential interaction with director fiduciary duties, and whether
       Platinum   s right is indefinite or ceases (e.g., upon its ownership
reaching a threshold,
       changes in control, or passage of time).
Risk Factors
Risks Related to Our Relationship with Platinum...
Platinum controls us, and its interests may conflict..., page 42

2.     We note your disclosure that,    In the event that Platinum ceases to
own shares of our
       stock representing 40% . . . it will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring
       stockholder approval through its voting power.    Please revise to
clarify that Platinum
       continues to have director nomination rights below 40% ownership, as detailed on
       page 157. Additionally reference Platinum   s effective veto in the
event its rights are
       adversely affected, as discussed in the next risk factor. Management's Discussion and Analysis of Financial Condition and Results of Operations
The Education End-Markets We Serve, page 61

3. Please revise to include a description of what the graphic on page 62 represents, and discuss how this information relates to your MD&A analysis. Additionally disclose the material assumptions underlying the projected information and any material factors that may affect such assumptions.
Management
Board Composition, page 138

4. Please revise to describe the rights that Platinum has to nominate directors and increase the size of the Board pursuant to the Investor Rights Agreement, as well as the quorum requirement that at least one Platinum director be present. Additionally identify the directors and/or nominees who were nominated by Platinum. General

5.     Please revise disclosure relating to Platinum   s voting control on the
prospectus cover
       and in the summary to additionally highlight its other rights, including as a minority shareholder, to appoint directors and approve or deny changes to your corporate
       documents that    adversely affect    its rights.
6. We note leadership claims on the fifth page of graphics which do not appear to be otherwise included in the filing. Please remove or revise to more fully discuss the basis for such claims, including a discussion of the survey and its limitations.
       Additionally revise to clarify that these disclosures are attributed to
the Company   s
       management based on information from such third-party data.
 June 18, 2025
Page 3

      Please contact Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at
202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing